DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037068

NO ACT
P.E 3.25.02
1-08974

April 16, 2002

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 4/16/2002

Re: Honeywell International Inc.
Incoming letter dated March 25, 2002

Dear Mr. Patrick:

This is in response to your letter dated March 25, 2002 concerning a shareholder proposal submitted to Honeywell by John Chevedden. We also have received a letter from the proponent dated April 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CKGH

Honeywell

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

1934 Act/Rule 14a-8(d), (8)(i)(3), 8(c)

March 25, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareowner Proposal—Annual Election of Directors (Chevedden)

Ladies and Gentlemen:

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 are five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden for inclusion in the proxy materials for the 2002 Annual Meeting of Shareowners of Honeywell International Inc. (The proposal and supporting statement are collectively referred to as the "Proposal.")

We respectfully request the Staff's concurrence that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2002 proxy materials.

Resolution: The Proposal asks shareowners to: *"Recommend: Elect each director annually. Shareholders request our Board of Directors to take the steps for a bylaw to Elect Each Director Annually. This proposal includes that any future change in this topic be submitted to a shareholder vote as a stand-alone proposal."*

Background: After the Company received an earlier version of the instant Proposal on February 10, 2002 (copy enclosed), the Company, by letter dated February 22, 2002 (copy enclosed), reserved the right to challenge the Proposal in a no-action letter. In the first version of his proposal, Mr. Chevedden had reserved the right to resubmit his proposal and in fact he did resubmit the instant Proposal on February 28, 2002 (copy enclosed; this is the version of the Proposal referred to throughout this letter). On March 8, 2002, the Company advised Mr. Chevedden by email, facsimile and UPS that the Proposal exceeded the 500-word limit of Rule 14a-8(d) and contained vague, false and misleading statements, and that he had 14 days from receipt of notice of these deficiencies to remedy them. The Company also indicated to Mr. Chevedden that we believed him to be the true Proponent of the proposal submitted in the names of June Kreutzer and Cathy Snyder regarding independent auditor engagements (the "Auditor Proposal"), and that he must therefore eliminate either the instant Proposal, or the Auditor Proposal pursuant to Rule 14a-8(c). We have submitted a separate no-action request in respect of the Auditor Proposal. Mr. Chevedden has not responded to our March 8 letter within the 14-day period described in Rule 14(d)(8)(f)(1).

Grounds for Omission:

A. Rule 14a-8(d)

Rule 14a-8(d) allows a registrant to exclude a proposal if the proposal and its supporting statement exceed 500 words in length. The instant Proposal exceeds 500 words in length. By the Company's count, the Proposal exceeds the 500 word limitation by 47 words. The word count begins with "Recommend" and ends with "Yes on __." Despite proper notice from the Company on March 8, Mr. Chevedden has not remedied this defect within the 14-day period for response described in Rule 14(d)(8)(f)(1).

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. Note (b) to Rule 14a-9 gives as an example of a potentially misleading statement: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9. Therefore, it is my opinion that the Proposal may properly be omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

(1) Mr. Chevedden asserts that "Institutional investors own 74% of Honeywell stock" and "Our company is 74%-owned by institutional shareholders." He does not attribute this

statistic to any source, nor does he explain what his definition of "institutional investor" is. The use of this percentage is misleading in that it implies that all institutional investors support his position.

(2) The entire paragraph entitled "Shortcomings in Director Response" misleadingly mischaracterizes the response of Honeywell's Board of Directors to Mr. Chevedden's annual election of directors proposal in our 2001 proxy statement. Each of the bullet points in the paragraph is false and/or misleading:

- Mr. Chevedden claims that "Three key company claims are limited with the subjective words 'believes' or 'disagrees.'" Mr. Chevedden does not list the "key claims," nor does he state why the "subjective words" limit the claims made by the Board. In fact, a reading of the Board's statement in opposition to Mr. Chevedden's 2001 proposal (copy enclosed) leaves no doubt about the Board's position. This statement attempts to sow doubt and imply ambiguity where there was none – and that is misleading.

- The proponent asserts that "There is no support for this company claim: Director accountability is the same with a 3-year election cycle as with a one-year election cycle." In fact, the statement in opposition to Mr. Chevedden's proposal in Honeywell's 2001 Proxy Statement stated "*The Board believes that* directors elected to a classified Board are no less accountable to shareowners than they would be if all directors were elected annually" (emphasis added). Not only does Mr. Chevedden misquote the sentence, he omits the key phrase "The Board believes that," which changes the meaning of the sentence from a statement of belief to a factual claim. He then complains that the board provided no support for a factual claim it never made! Mr. Chevedden's statement is false, misleading, and contains a material omission.

- Mr. Chevedden asserts that "There is no evidence our directors consulted with any experts that support this proposal topic" and "There is no evidence our directors researched and reviewed any studies that support this proposal topic." A proxy statement is not a pleading in a court of law. There is no requirement that the Board present the "evidence" of the matters it took into consideration when it considered this topic. The suggestion that the absence of "evidence" is in some sense a "shortcoming" mischaracterizes the proxy process and misleadingly attempts to cast doubt on the process observed by the Board in its consideration of Mr. Chevedden's 2001 proposal.

While it is clear that the Board's response to Mr. Chevedden's proposals will continue to fall short of Mr. Chevedden's expectations as long as the Board disagrees with him on this topic, this paragraph of the Proposal is replete with false and misleading statements and material omissions.

(3) Mr. Chevedden states that "Specifically, at Honeywell there are/were a number of practices that institutional investors believe could be improved." Mr. Chevedden cites no source for the "beliefs" of the "institutional investors" he then goes on to assert. His attribution of these ideas for "improvements" to "institutional investors" is in fact merely an attempt to throw a cloak of credibility over his own agenda, and is false and misleading.

(4) The Proposal claims that "In 2001 our board audit committee and nominating committee directors were not 100% independent." This statement is without source or foundation, highly offensive and simply false. Each member of Honeywell's Audit Committee and Corporate Governance Committee (our nominating committee) is "Independent" as defined in Rule 303.01 (B)(2)(a) and (B)(3) of the New York Stock Exchange.

(5) Mr. Chevedden claims that "In 2001 our 'independent' auditors did a lopsided 6-times as much non-audit business with our company" and "This adversely exceeds the criticized Enron non-audit fee ratio." Honeywell has not published any figures for fees paid to PricewaterhouseCoopers ("PwC"), our independent auditors, in 2001, so the statement is false on its face. Mr. Chevedden may have intended to refer to the fees we paid in 2000, when we paid $5.1 million in audit fees and $27.8 million in all other fees. The ratio of 27.8 to 5.1 is closer to 5/1 than the 6/1 claimed by Mr. Chevedden; so again the statement is plainly false. Even if one were to assume that Mr. Chevedden intended to refer to Honeywell's 2000 audit and non-audit fees, and if one were to correct his mistaken ratio, the use of ratio based on Enron's fees would be misleading in and of itself because Enron paid its auditors a $25 million audit fee in 2000 – nearly five times the audit fee Honeywell paid to PwC. Any ratio based on Enron's audit fee is bound to be skewed by the large fee Enron paid to its auditors. If one were to look at the amount of non-audit fees Honeywell paid to PwC compared to the fees paid by other companies of our size and complexity, one would find that the amounts were comparable. United Technologies Corporation, for example, paid $9.1 million in audit fees and $25.8 million in non-audit fees in 2001. The attempt to compare Honeywell to Enron is false and misleading. Similarly, the quotation marks around the word "independent" in this statement are designed to cast doubt on the independence of PwC, without foundation, in a manner that impugns both Honeywell and PwC.

(6) The Proposal states that "Our company has a supermajority rule that the shareholder yes-vote on certain topics must exceed the total number of yes and no votes that

are sometimes cast at our annual meeting" and "Honeywell rules make it almost impossible for shareholders to remove a director with cause." These statements make it appear that the Board of Directors or management have somehow conspired to implement corporate governance provisions that thwart the will of the shareowners. In fact both of the "rules" Mr. Chevedden complains about were approved by the shareowners at the time our company was incorporated in 1985. The statements are thus both false and misleading.

(7) The statement that "Our company takes no action on majority yes-no shareholder votes on topics which have wide institutional investor support" is both false and misleading. The company does take action. The topics addressed by shareowner votes – whether majority yes/no or not – are carefully studied by management and considered by the Board of Directors. The Board, acting as it must based on its fiduciary duty to all of the shareowners, then decides on the course it will take. Mr. Chevedden may not agree with that course, but that does not mean that the Board is taking no action. It is just not taking the action Mr. Chevedden desires. Once again Mr. Chevedden appeals to his constituency of "wide institutional investor support" without saying who those institutions are or upon what basis he claims their support. The statement is false and misleading.

As indicated above, the Proposal is so replete with statements that are false and misleading that it is my opinion that the Company may omit the entire Proposal from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., Wm. Wrigley Jr. Company (November 18, 1998); NationsBank Corporation (January 29, 1998). This is especially true where, as here, Mr. Chevedden is experienced in submitting shareowner proposals under Rule 14a-8 and the Company had specifically warned Mr. Chevedden that the instant Proposal contained false and misleading statements, and he has failed to appropriately modify the Proposal. If the Staff does not agree with the omission of the entire Proposal, at the very least the foregoing false and misleading statements should be omitted. See, e.g., AlliedSignal Inc. (January 29, 1999); SL Industries, Inc. (September 2, 1998).

C. Rule 14a-8(c)

The Company respectfully submits that it may omit the instant Proposal from its 2002 proxy materials under Rule 14a-8(c), the "one-proposal" rule. Mr. Chevedden has submitted two proposals for the 2002 Annual Meeting, the instant Proposal and the Auditor Proposal, and he has not withdrawn one of the proposals after the Company asked him to do so. See, e.g., Pacific Enterprises (February 19, 1998); Fotoball, Inc. (May 6, 1997); Allstate Corporation (January 29, 1997); The Harper Group, Inc. (January 7, 1997); HRE Properties (January 16, 1996); Storage Technologies Corp. (January 12, 1996); Waxman Industries (July 28, 1995).

In its March 8 letter to Mr. Chevedden with respect to the instant Proposal, the Company noted that the letter sent in the names of Ms. Kreutzer and Ms. Snyder with respect to the Auditor Proposal was sent from Mr. Chevedden's fax machine and the two signatures purporting to be those of Ms. Kreutzer and Ms. Snyder were in the same handwriting. Ms. Kreutzer and Ms. Snyder supplied a letter on March 10 purporting to acknowledge the proposal as their own. However, Honeywell had imposed a February 28 deadline for submission of shareowner proposals for the 2002 Annual Meeting. This deadline was clearly stated in Honeywell's 2001 proxy statement and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The purported grant of authority on March 10, 2002 was not timely to constitute the Auditor Proposal a proposal of Ms. Kreutzer and Ms. Snyder. The Auditor Proposal was written and sent by Mr. Chevedden on February 28, 2002, together with the instant Proposal, and Mr. Chevedden has not withdrawn one of the proposals as required by Rule 14(a)(8)(c).

Even without Mr. Chevedden's submission of the Auditor Proposal, the instant Proposal in and of itself violates the "one proposal" rule in that it sets forth a laundry list of other actions Mr. Chevedden asserts Honeywell's Shareowners should take:

> "Specifically, at Honeywell there are/were a number of practices that institutional investors believe could be improved:
>
> - In 2001 our board audit committee and nominating committee directors were not 100% independent.
> - In 2001 our "independent" auditors did a lopsided 6-times as much non-audit business with our company.
> - This adversely exceeds the criticized Enron non-audit fee ratio.
> - Our company has a supermajority rule that the shareholder yes-vote on certain topics must exceed the total number of yes and no votes that are sometimes cast at our annual meeting.
> - Honeywell rules make it almost impossible for shareholders to remove a director with cause.
> - Our company takes no action on majority yes-no shareholder votes on topics which have wide institutional investor support."

Mr. Chevedden's litany is in fact no less than five additional shareowner proposals, in addition to his proposal for annual election of directors: (1) that our audit and nominating committees should conform to some unstated definition of independence, (2) that Honeywell should limit the non-audit work of its independent auditors, (3) that Honeywell should change its voting provisions requiring supermajority votes in certain circumstances, (4) that it should be made easier for the Shareowners to remove a director for cause, and (5) that the Board should adopt shareowner proposals that receive a majority of votes cast. Under Rule 14a-8(c), Mr. Chevedden is allowed to make one proposal, not six.

We submit that we may omit the instant Proposal from our 2002 proxy materials under under Rule 14a-8(c), both because Mr. Chevedden has submitted both the instant Proposal and the Auditor Proposal for the Annual Meeting, and he has not withdrawn one of them after we asked him to do so, and because the instant Proposal itself in fact constitutes six proposals.

If you have any questions or require additional information concerning this matter, please call me at 973/455-5208. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at 973/455-4413 when it is available.

Sincerely,

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ms. June Kreutzer
Ms. Cathy Snyder
54 Argyle Place
Orchard Park, NY 14127

Honeywell

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

March 8, 2002

BY E-MAIL, FAX (310/371-7872) AND UPS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will confirm receipt by Fax of your letters dated February 28, 2002, submitting (1) a proposal in your name relating to the annual election of directors and (2) a proposal in the name of June Kreutzer and Cathy Snyder relating to audit services provided by our independent audit firm, both for inclusion in Honeywell's proxy statement for its 2002 Annual Meeting of Shareowners.

Your submissions include a number of statements that are vague, false and misleading, and we reserve our right to challenge these statements and other aspects of both proposals in "no-action" requests to the SEC.

To preserve our rights under the SEC's proxy rules, we hereby notify you of the following eligibility and procedural deficiencies with your submissions:

(1) SEC Rule 14a-8(d) provides that a proposal and its supporting statement may not exceed 500 words in the aggregate. In accordance with SEC Rule 14a-8(f), we hereby notify you that each submission exceeds that number and that you must reduce each proposal and supporting statement to an aggregate of 500 words or less.

(2) SEC Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular meeting. With respect to the proposal submitted in the names of June Kreutzer and Cathy Snyder, the letter was sent from your facsimile machine and the two signatures on the letter seem to be in the same handwriting. We are writing separately to Ms. Kreutzer and Ms. Snyder asking them to confirm that they authorized you to submit it on their

behalf. In accordance with Rule 14a-8(f), we hereby notify you that in the absence of such authority you must eliminate one of the two proposals.

Your response to correct the foregoing deficiencies should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Sincerely,

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

cc: Ms. June Kreutzer
Ms. Cathy Snyder
54 Argyle Place
Orchard Park, NY 14127

Peter M. Kreindler
Senior Vice President and General Counsel

#151350

- The 3rd and 4th quarters of 2001 will be down and there aren't a lot of conclusions we can draw from the latest results, said Howard Rubel, Goldman Sachs analyst.
- Honeywell's second-quarter 2001 income slumped 92%—hurt by a continuing drop in revenue, eroding profit margins and the failed GE combination.
- There are no guarantees Mr. Bossidy will be as successful as in the past.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Source: Wall Street Journal

To enhance oversight of the company's returning management, vote yes:

ELECT EACH DIRECTOR ANNUALLY
YES ON 4

Board of Directors Recommendation—The Board of Directors recommends that the shareowners vote AGAINST this proposal for the following reasons:

Honeywell's current system of electing directors by classes was approved by the shareowners upon its incorporation in 1985. Under this method, as provided in Honeywell's Certificate of Incorporation and By-laws, approximately one-third of the directors are elected annually by the shareowners.

The same proponent has presented a proposal to eliminate the classified Board in each of the last five years. The Board of Directors has once again reviewed the issues raised in the proposal and, for the reasons indicated below, continues to believe that the classified Board best serves Honeywell and its shareowners.

With the classified Board, the likelihood of continuity and stability in the Board's business strategies and policies is enhanced, since generally two thirds of the directors at all times will have had prior experience and familiarity with our business and ongoing affairs. This enables the directors to build on past experience and plan for a reasonable period into the future.

The classified Board is intended to encourage persons who may seek to acquire control of Honeywell to initiate such action through negotiations with the Board. Otherwise, at least two meetings of shareowners would generally be required to replace a majority of the Board. By reducing the threat of an abrupt change in the composition of the entire Board, classification of directors would provide the Board with an adequate opportunity to fulfill its duties to our shareowners to review any takeover proposal, study appropriate alternatives and achieve the best results for all shareowners. The Board believes that a classified Board enhances the ability to negotiate favorable terms with the proponent of an unfriendly or unsolicited proposal and does not preclude takeover offers.

The Board believes that directors elected to a classified Board are no less accountable to shareowners than they would be if all directors were elected annually. Since at least four directors must stand for election each year, the shareowners have the opportunity annually to vote against management. The Board addresses many important issues during the year and disagrees with any suggestion that its attention to these issues is in any way affected by the timing of elections.

The Board disagrees with many of the "supporting statements" contained in this proposal.

Adoption of this proposal would not automatically eliminate the classified Board. Further action by the shareowners would be required to amend the By-laws and the Certificate of Incorporation. Under these documents, an 80% vote of the outstanding shares would be required for approval. Under Delaware law, an amendment to the Certificate of Incorporation requires a recommendation from the Board of Directors prior to submission to shareowners. While the Board would consider such an amendment, it would do so consistent with its fiduciary duty to act in a manner it believes to be in the best interest of Honeywell and all of its shareowners.

For the reasons stated above, your Board of Directors recommends a vote AGAINST this proposal.

Patrick, Victor

From: caravan west [santa66fe@yahoo.com]
Sent: Sunday, February 10, 2002 12:16 PM
To: Patrick, Victor
Subject: 2002 Annual Meeting

Rule 14a-8 Proposal for 2002 Annual Meeting
The required stock will be continuously held past annual meeting date.
This is a draft of the proposal for the 2002 annual meeting.
This draft will be the proposal on the deadline date unless it is superceded by an updated version.
February 10, 2002

4 – ELECT EACH DIRECTOR ANNUALLY
[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references including each ballot. This is in the interest of clarity.]

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps.

Objective: Proper oversight of the company's returning Chairman, Mr. Bossidy, and his management team. This is particularly important after the preceding Bonsignore management team blindsided shareholders and then warned that 2nd-quarter 2000 earnings would be lower than analysts expected. Honeywell stock plummeted 25% in days – Honeywell shocked Wall Street.

This proposal includes that any future change in the frequency of director election be submitted to a shareholder vote as a stand-alone proposal.

Strong Institutional Investor Support
Fifty-four (54) proposals on this topic won an average 52.7% vote in 2000. Annual election of each director is a core policy for the Council of Institutional Investors www.cii.org.

Another CII policy is allowing adoption of shareholder proposals that receive a majority of votes cast as this proposal did in 2000. Institutional investors own 68% of Honeywell stock.

Merely reinstates the long-standing practice at Honeywell
This proposal, which won greater than 57% shareholder approval at both the 2000 and 2001 shareholder meetings, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination. This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year). Percentages are based on votes cast yes and no. This suuport far exceeds the 28% vote that this topic received in 1991 at our

company.

Double Standard at Honeywell?
Consistent with the Honeywell board accepting shareholder votes for its own election, the board should arguably have a policy to give equal value to shareholder votes for other ballot items. Furthermore, the board need not fear annual election because each director faces no competing candidate.

Greater Management Accountability
Arguably greater management accountability, in part through this proposal topic, will make Honeywell better prepared in facing challenges highlighted by the approaching CEO succession decision.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Source: Wall Street Journal

To enhance oversight of the company's CEO succession challenge:

ELECT EACH DIRECTOR ANNUALLY
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

February 22, 2002

BY EMAIL AND UPS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will confirm receipt by e-mail of your letter dated February 10, 2002 submitting a proposal relating to the annual election of directors for inclusion in Honeywell's proxy statement for its 2002 Annual Meeting of Shareowners.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Your proposal does not indicate how many shares of Honeywell stock you currently hold. The official list of record holders of Honeywell stock maintained by our transfer agent, The Bank of New York, shows that you own 20 shares of stock, which does not satisfy the eligibility requirements of SEC Rule 14a-8(b)(1). Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to February 10, 2002.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Sincerely,

cc: Peter M. Kreindler
Senior Vice President and General Counsel

#144172

Vic Palundo

PETER M Kreindler

Mr. Lawrence A. Bossidy, Chairman, Honeywell International, Inc. (HON)
FX: 973/455-4002, PH: 973/455-5207

Rule 14a-8 Proposal Update for 2002 Annual Meeting
The required stock will be continuously held past annual meeting date.

February 28, 2002

4 – ELECT EACH DIRECTOR ANNUALLY

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references including each ballot. This is in the interest of clarity.]

This topic won 57% of the Honeywell yes-no vote in 2000 and 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Recommend: Elect each director annually. Shareholders request our Board of Directors to take the steps for a bylaw to Elect Each Director Annually. This proposal includes that any future change in this topic be submitted to a shareholder vote as a stand-alone proposal.

Strong Institutional Investor Support

Thirty (30) proposals on this topic won an average 54%-yes vote in 2001. Annual election of each director is a key recommendation of the Council of Institutional Investors www.cii.org

Another CII policy is adoption of shareholder proposals which receive a majority of votes cast as this proposal did in 2000 and 2001. Institutional investors own 74% of Honeywell stock.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance. Source: *Wall Street Journal*

Merely reinstates the long-standing practice at Honeywell

This proposal, which won greater than 57% shareholder vote at both the 2000 and 2001 shareholder meetings, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination. This proposal also won strong support in both 1998 and 1999 (greater than 49%-yes vote each year). This recent support shows a strong increase from the 28% yes-vote that this topic received in 1991 at our company.

Double Standard at Honeywell?

Our directors continue to accept our yes votes for their own election yet reject the back-to-back 57%-yes votes for this proposal topic in 2000 and 2001.

Shortcomings in Director Response

We as shareholders could expect our directors to come up with stronger claims to reject our votes. Shortcomings in the 2001 company argument included:

- Three key company claims are limited with the subjective words "believes" or "disagrees."
- There is no support for this company claim:

Director accountability is the same with a 3-year election cycle as with a one-year election cycle.

- There is no evidence our directors consulted with any experts that support this proposal topic.
- There is no evidence our directors researched and reviewed any studies that support this proposal topic

The one step proposed here

I believe that it is consistent with conventional wisdom that when a number of items can be improved – that starting with one improvement – deserves attention. Specifically, at Honeywell there are/were a number of practices that institutional investors believe could be improved:

- In 2001 our board audit committee and nominating committee directors were not 100% independent.
- In 2001 our " independent" auditors did a lopsided 6-times as much non-audit business with our company.
- This adversely exceeds the criticized Enron non-audit fee ratio.
- Our company has a supermajority rule that the shareholder yes-vote on certain topics must exceed the total number of yes and no votes that are sometimes cast at our annual meetings.
- Honeywell rules make it almost impossible for shareholders to remove a director with cause.
- Our company takes no action on majority yes-no shareholder votes on topics which have wide institutional investor support.
- Our company is 74%-owned by institutional shareholders.

It is respectfully submitted that it would be in the best interests of shareholders for our Board to adopt this proposal:

ELECT EACH DIRECTOR ANNUALLY
This topic won 57% of the Honeywell yes-no vote in 2000 and 2001
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

April 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (HON)
Investor Response to Company No Action Request
Annual Election of Each Director Proposal

Ladies and Gentlemen:

This letter is respectfully submitted in response to the Honeywell International Inc. (HON) no action request.
It is believed that the company is required to meet the burden of proof according to rule 14a-8.

The following points may be defects in the company attempt to meet the company burden of proof requirement.
This burden of proof requirement includes the company burden to produce conclusive evidence.

Page 2) [2 corresponds to the page number in the company no action request.]
2) The company lack of credibility in receiving the revised Auditor shareholder proposal calls into question whether the company can establish receipt or non-receipt of any fax.
2) The company provides no evidence to challenge the 74% statistic.

Page 3)
3) Straw person fallacy:
The company claims that if there is no doubt on the company position then weak-links in the company claim can be overlooked with immunity.
3) Straw person fallacy:
A non-quote is claimed to be a quote
3) The company does not claim that the company position, on equal accountability regardless of the length of time between elections, is consistent with conventional wisdom.
3) The company claims that since rule 14a-8 process is not a pleading in court – a question of evidence is irrelevant in the rule 14a-8 process.

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4) The company speculates that, when two parties disagree on a conclusion now, it is conclusive that these two same parties will never be able agree on any part of the evidence at any future date.
4) Straw person fallacy:

A company claimed "own agenda" is not described or defined.
4) Part to whole fallacy:
Rule 303.01 is the only valid measure of director independence in the corporate governance discipline – although there is no company support for this myopic conclusion.
4) Furthermore the company implicitly claims it is "highly offensive" to use any definition other than rule 303.01.
4) The company claim that Enron paid a larger ratio for strictly auditing services compared to Honeywell goes against the Honeywell stand.
4) Thus the Enron auditor had far less to lose on a percentage basis if Enron simply did not use their non-auditing services and retained only their auditing services.

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5) Company fallacy:
To state that a remedy is almost impossible under current company rules is equilvant to stating that the board has conspired to thwart the will of shareholders.
5) Inconclusive company claim:
No evidence is presented that a decision of the company's 1985 shareholders would be the same as a decision on the same issue by 2002 shareholders.
5) The company claims seem to be replete with shortcoming that would cast any decision consistent with these company claims into doubt.

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6) The company does not explain why it did not give a timely notice to the shareholder within the 14-day procedural rule – consistent with the company claim of a proposal list.

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7) The numerous company references to "Mr. Chevedden" suggests that the company is unreasonably focused on a person – not objectively on the relevant issues.

Additional supporting material will be submitted.
The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated March 25, 2002

The proposal relates to annual elections

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of Honeywell's request. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Honeywell relies.

Sincerely,

Keir D. Gumbs
Special Counsel